Filed by Diversified Healthcare Trust
Commission File No. 001-15319
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed as definitive additional materials
under the Securities Exchange Act of 1934
Subject Company: Diversified Healthcare Trust
Commission File No. 001-15319
Registration Statement on Form S-4: 333-272105
Date: August 1, 2023
The following earnings presentation was first made available on August 1, 2023.

Diversified Healthcare Trust Second Quarter 2023 Financial Results and Supplemental Information Exhibit 99.2 August 1, 2023 5000 Marina Boulevard Brisbane, CA

Q2 2023 2 FINANCIAL RESULTS Diversified Healthcare Trust Announces Second Quarter 2023 Financial Results ........................................................................................ 3 Second Quarter 2023 Highlights ............................................................................................................................................................................ 4 Second Quarter 2023 Results .................................................................................................................................................................................. 5 FINANCIALS Key Financial Data ..................................................................................................................................................................................................... 6 Condensed Consolidated Balance Sheets ............................................................................................................................................................ 7 Condensed Consolidated Statements of Income (Loss) .................................................................................................................................... 8 Condensed Consolidated Statements of Income (Loss) (Additional Data) ..................................................................................................... 9 DEBT AND LEVERAGE Debt Summary ... 10 Debt Maturity Schedule ........................................................................................................................................................................................... 11 Leverage Ratios, Coverage Ratios and Public Debt Covenants ....................................................................................................................... 12 INVESTMENTS Summary of Capital Expenditures .......................................................................................................................................................................... 13 Redevelopment Information .................................................................................................................................................................................... 14 Property Acquisitions / Dispositions Information Since January 1, 2023 ....................................................................................................... 15 Investments in Unconsolidated Joint Ventures .................................................................................................................................................... 16 PORTFOLIO INFORMATION Portfolio Summary by Geographic Diversification and Property Type ........................................................................................................... 18 Portfolio Summary ..................................................................................................................................................................................................... 19 SHOP Units by Operator .......................................................................................................................................................................................... 20 Office Portfolio and Same Property - Results of Operations ............................................................................................................................ 21 SHOP Segment and Same Property - Results of Operations ............................................................................................................................ 24 SHOP Segment - Five Star Managed and Other Operator Managed Communities Results of Operations ............................................ 25 Portfolio Leasing Summary ...................................................................................................................................................................................... 27 Tenants Representing 1% or More of Total Annualized Rental Income ......................................................................................................... 28 Office Portfolio Lease Expiration Schedule .......................................................................................................................................................... 29 Non-Segment Lease Expiration Schedule ............................................................................................................................................................. 30 APPENDIX Company Profile and Research Coverage ............................................................................................................................................................ 31 Governance Information........................................................................................................................................................................................... 32 Non-GAAP Financial Measures and Certain Definitions .................................................................................................................................... 33 Calculation and Reconciliation of NOI and Cash Basis NOI .............................................................................................................................. 37 NOI and Cash Basis NOI .......................................................................................................................................................................................... 38 Same Property NOI and Cash Basis NOI .............................................................................................................................................................. 39 Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment ....... 40 Calculation and Reconciliation of EBITDA, EBITDAre and Adjusted EBITDAre ............................................................................................ 44 Calculation and Reconciliation of FFO and Normalized FFO ............................................................................................................................ 45 WARNING CONCERNING FORWARD-LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION ...................................................................................... 46 Table of Contents All amounts in this presentation are unaudited. Please refer to Non-GAAP Financial Measures and Certain Definitions for terms used throughout this document. Trading Symbols: Common Shares: DHC Senior Unsecured Notes due 2042: DHCNI Senior Unsecured Notes due 2046: DHCNL Investor Relations Contact: Melissa McCarthy, Manager (617) 796-8234 ir@dhcreit.com Corporate Headquarters: Two Newton Place 255 Washington Street, Suite 300 Newton, MA 02458-1634

Q2 2023 3 "Second quarter normalized FFO of $0.05 per share was flat to last quarter. Consolidated NOI for the second quarter was also flat with last quarter, with SHOP NOI increases offset by declines in non-SHOP NOI. While any material improvement in operating performance is expected to come from our SHOP segment in the future, we expect second half 2023 SHOP NOI performance will be flat with first half 2023 SHOP NOI, with no real growth, because any SHOP revenue increases are expected to be offset by higher SHOP operating costs, including expected higher insurance and labor costs. As a result, the earliest we expect to be in debt covenant compliance and able to access debt markets to refinance debt maturities will be mid-year 2024, which is after $700 million of DHC debt matures. The SHOP recovery has been elusive and there is substantial risk that it may take longer than expected for SHOP to recover and for DHC to achieve debt covenant compliance. Because of this difficult situation, we continue to believe that the best path forward for DHC and its shareholders is the announced merger with Office Properties Income Trust. Upon closing of the merger, the combined company will be immediately in debt covenant compliance and able to access multiple capital sources to refinance near term debt maturities and to continue investing required capital into SHOP to fund its recovery." Jennifer Francis, President and Chief Executive Officer Diversified Healthcare Trust Announces Second Quarter 2023 Financial Results RETURN TO TABLE OF CONTENTS Newton, MA (August 1, 2023): Diversified Healthcare Trust (Nasdaq: DHC) today announced its financial results for the quarter ended June 30, 2023. Dividend DHC has declared a quarterly dividend on its common shares of $0.01 per share to shareholders of record as of the close of business on July 24, 2023. This dividend will be paid on or about August 17, 2023. Conference Call A conference call to discuss DHC's second quarter 2023 financial results will be held on Wednesday, August 2, 2023 at 10:00 a.m. Eastern Time. The conference call may be accessed by dialing (877) 329-4297 or (412) 317-5435 (if calling from outside the United States and Canada); a pass code is not required. A replay will be available for one week by dialing (412) 317-0088; the replay pass code is 3536783. A live audio webcast of the conference call will also be available in a listen-only mode on DHC's website, at www.dhcreit.com. The archived webcast will be available for replay on DHC's website after the call. The transcription, recording and retransmission in any way are strictly prohibited without the prior written consent of DHC. About Diversified Healthcare Trust DHC is a real estate investment trust, or REIT, focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of June 30, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with approximately $36 billion in assets under management as of June 30, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. DHC is headquartered in Newton, MA. For more information, visit www.dhcreit.com.

Q2 2023 4 Financial Results Second Quarter 2023 Highlights RETURN TO TABLE OF CONTENTS Operating Update Financing Activities and Liquidity • Net loss of $72.6 million, or $0.30 per share. • Normalized FFO of $12.1 million, or $0.05 per share. • Leased 323,781 square feet in DHC's Office Portfolio at weighted average rents that were 1.3% higher than prior rents for the same space. • SHOP occupancy increased 420 basis points to 77.8% and average monthly rates increased by 7.3% year over year, resulting in a 13.7% increase in revenues. • As of June 30, 2023, DHC had approximately $357.1 million of cash and cash equivalents and restricted cash. • DHC has concluded that there is substantial doubt about its ability to continue as a going concern for at least one year from the date of issuance of DHC's financial statements, or August 1, 2023. For further information, please refer to Note 1 to DHC's consolidated financial statements included in Part I, Item 1 of DHC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission, or the SEC, on August 1, 2023. • In April 2023, DHC prepaid approximately $14.6 million of secured debt encumbering one of its senior living communities with an annual interest rate of 6.64% and a maturity date in June 2023, using cash on hand. Merger with Office Properties Income Trust • On April 11, 2023, DHC and Office Properties Income Trust, or OPI, entered into an agreement and plan of merger, pursuant to which DHC will be merged with and into OPI, with OPI continuing as the surviving entity in the merger, or the Merger. The Merger is subject to the approval of DHC and OPI shareholders and other customary closing conditions. • On July 21, 2023, DHC announced the filing of the definitive joint proxy statement/prospectus with the SEC in connection with the Merger. The DHC Board of Trustees unanimously recommends that shareholders vote "FOR" the proposal to approve the Merger with OPI on the WHITE proxy card. The DHC Board of Trustees believes that the Merger is the best available opportunity for long term value for DHC shareholders. A Special Meeting of Shareholders is scheduled on Wednesday, August 30, 2023, at 11:00 a.m. Eastern Time. DHC shareholders of record as of the close of business on June 16, 2023, are eligible to vote. Subject to shareholder approval and satisfaction of all other closing conditions, the Merger is expected to close during the third quarter of 2023. Same Property Cash Basis NOI For the Three Months Ended (dollars in thousands) June 30, 2023 March 31, 2023 Change June 30, 2022 Change Office Portfolio $ 29,494 $ 29,431 0.2% $ 28,016 5.3 % SHOP $ 22,961 $ 17,498 31.2% $ 7,828 193.3 % Consolidated $ 59,842 $ 55,594 7.6% $ 44,583 34.2%

Q2 2023 5 Second Quarter 2023 Results RETURN TO TABLE OF CONTENTS For the Three Months Ended Financial Results June 30, 2023 March 31, 2023 Change June 30, 2022 Change Net loss $ (72,571) $ (52,658) (37.8) % $ (109,383) 33.7 % Net loss per common share $ (0.30) $ (0.22) (36.4) % $ (0.46) 34.8 % Normalized FFO $ 12,133 $ 12,512 (3.0) % $ (10,395) 216.7 % Normalized FFO per common share $ 0.05 $ 0.05 0.0% $ (0.04) 225.0 % Adjusted EBITDAre $ 62,136 $ 62,692 (0.9) % $ 47,975 29.5 % As of and For the Three Months Ended June 30, 2023 March 31, 2023 Basis Point Change June 30, 2022 Basis Point Change Occupancy Office Portfolio 85.8% 85.1% 70 88.1% (230) SHOP 77.8% 76.9% 90 73.6% 420 Same Property Occupancy Office Portfolio 93.0% 92.1% 90 93.1% (10) SHOP 78.0% 77.1% 90 73.6% 440 (dollars in thousands, except per share data) See page 8 for additional detail.

Q2 2023 6 Key Financial Data RETURN TO TABLE OF CONTENTS As of and For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Selected Balance Sheet Data: Total gross assets $ 7,493,885 $ 7,545,727 $ 7,830,445 $ 7,857,421 $ 7,884,243 Total assets $ 5,585,475 $ 5,666,730 $ 6,002,093 $ 6,072,486 $ 6,145,864 Total liabilities $ 3,076,086 $ 3,082,911 $ 3,363,482 $ 3,366,431 $ 3,356,239 Total equity $ 2,509,389 $ 2,583,819 $ 2,638,611 $ 2,706,055 $ 2,789,625 Selected Income Statement Data: Total revenues $ 346,219 $ 346,030 $ 336,885 $ 322,920 $ 313,028 Net loss $ (72,571) $ (52,658) $ (65,322) $ (81,492) $ (109,383) NOI $ 59,991 $ 59,950 $ 51,719 $ 33,824 $ 46,962 Adjusted EBITDAre $ 62,136 $ 62,692 $ 59,713 $ 35,782 $ 47,975 FFO $ 6,090 $ 9,768 $ 4,463 $ (14,996) $ (41,245) Normalized FFO $ 12,133 $ 12,512 $ 8,138 $ (14,167) $ (10,395) Per Common Share Data (basic and diluted): Net loss $ (0.30) $ (0.22) $ (0.27) $ (0.34) $ (0.46) FFO $ 0.03 $ 0.04 $ 0.02 $ (0.06) $ (0.17) Normalized FFO $ 0.05 $ 0.05 $ 0.03 $ (0.06) $ (0.04) Dividends: Annualized dividend declared per common share $ 0.04 $ 0.04 $ 0.04 $ 0.04 $ 0.04 Annualized dividend yield (at end of period) 1.8% 3.0% 6.2% 4.0% 2.2 % Normalized FFO payout ratio 20.0% 20.0% 33.3% (16.7) % (25.0) % (dollars in thousands, except per share data) The Palms of St. Lucie West 501 N.W. Cashmere Boulevard Port St. Lucie, FL

Q2 2023 7 June 30, 2023 December 31, 2022 Assets Real estate properties: Land $ 656,245 $ 668,918 Buildings and improvements 6,055,915 6,023,625 Total real estate properties, gross 6,712,160 6,692,543 Accumulated depreciation (1,908,410) (1,828,352) Total real estate properties, net 4,803,750 4,864,191 Investments in unconsolidated joint ventures 155,119 155,477 Assets of properties held for sale 22,023 385 Cash and cash equivalents 338,431 658,065 Restricted cash 18,652 30,237 Acquired real estate leases and other intangible assets, net 39,309 45,351 Other assets, net 208,191 248,387 Total assets $ 5,585,475 $ 6,002,093 Liabilities and Shareholders' Equity Credit facility $ 450,000 $ 700,000 Senior unsecured notes, net 2,320,113 2,317,700 Secured debt and finance leases, net 14,390 30,177 Liabilities of properties held for sale 305 — Accrued interest 28,215 29,417 Other liabilities 263,063 286,188 Total liabilities 3,076,086 3,363,482 Commitments and contingencies Shareholders' equity: Common shares of beneficial interest, $.01 par value: 300,000,000 shares authorized, 239,792,354 and 239,694,842 shares issued and outstanding, respectively 2,398 2,397 Additional paid in capital 4,617,831 4,617,031 Cumulative net income 1,946,621 2,071,850 Cumulative distributions (4,057,461) (4,052,667) Total shareholders' equity 2,509,389 2,638,611 Total liabilities and shareholders' equity $ 5,585,475 $ 6,002,093 Condensed Consolidated Balance Sheets (dollars in thousands, except share data) 701 East County Line Road Greenwood, IN RETURN TO TABLE OF CONTENTS

Q2 2023 8 For the Three Months Ended June 30, For the Six Months Ended June 30, 2023 2022 2023 2022 Revenues: Rental income $ 61,373 $ 62,522 $ 127,811 $ 127,807 Residents fees and services 284,846 250,506 564,438 495,954 Total revenues 346,219 313,028 692,249 623,761 Expenses: Property operating expenses 286,228 266,066 572,308 534,808 Depreciation and amortization 68,394 58,261 133,194 115,520 General and administrative 7,284 7,207 13,157 14,492 Acquisition and certain other transaction related costs 6,043 609 6,136 1,537 Impairment of assets 11,299 — 17,224 — Total expenses 379,248 332,143 742,019 666,357 (Loss) gain on sale of properties — (686) 1,233 327,108 Gains and losses on equity securities, net — (10,157) 8,126 (18,710) Interest and other income (1) 5,134 2,266 9,329 2,661 Interest expense (including net amortization of debt premiums, discounts and issuance costs of $2,249, $2,318, $4,323 and $4,790, respectively) (47,384) (55,975) (95,164) (113,106) Loss on modification or early extinguishment of debt — (29,560) (1,075) (30,043) (Loss) income before income tax (expense) benefit and equity in net earnings of investees (75,279) (113,227) (127,321) 125,314 Income tax (expense) benefit (221) 640 (190) (832) Equity in net earnings of investees 2,929 3,204 2,282 6,558 Net (loss) income $ (72,571) $ (109,383) $ (125,229) $ 131,040 Weighted average common shares outstanding (basic and diluted) 238,682 238,197 238,636 238,173 Per common share data (basic and diluted): Net (loss) income $ (0.30) $ (0.46) $ (0.52) $ 0.55 Condensed Consolidated Statements of Income (Loss) RETURN TO TABLE OF CONTENTS (1) See footnote on the following page. (amounts in thousands, except share data)

Q2 2023 9 For the Three Months Ended June 30, For the Six Months Ended June 30, 2023 2022 2023 2022 Additional Data: General and administrative expenses / total assets (at end of period) 0.1% 0.1% 0.2% 0.2 % Non-cash straight line rent adjustments included in rental income $ (4,457) $ 2,710 $ (2,009) $ 4,455 Lease value amortization included in rental income $ (25) $ (57) $ 286 $ (162) Non-cash share based compensation $ 565 $ 665 $ 834 $ 980 Non-cash amortization included in property operating expenses $ 199 $ 199 $ 398 $ 398 Non-cash amortization included in general and administrative expenses $ 743 $ 743 $ 1,487 $ 1,487 COVID-19 Economic Relief (1) $ 1,466 $ 760 $ 1,466 $ 959 Condensed Consolidated Statements of Income (Loss) (Additional Data) (dollars in thousands) RETURN TO TABLE OF CONTENTS (1) DHC recognized as other income funds received under the Coronavirus Aid, Relief, and Economic Security Act, the American Rescue Plan Act and similar state sponsored plans of $1,466 and $760 during the three months ended June 30, 2023 and 2022, respectively, and $1,466 and $959 during the six months ended June 30, 2023 and 2022, respectively.

Q2 2023 10 Coupon Interest Principal Maturity Due at Years to Rate Rate Balance Date Maturity Maturity Secured Floating Rate Debt: Credit facility (1) 8.117% 8.117% $ 450,000 1/15/2024 $ 450,000 0.5 Weighted average rate / total secured floating rate debt 8.117% 8.117% $ 450,000 $ 450,000 0.5 Unsecured Fixed Rate Debt: Senior unsecured notes due 2024 4.750% 4.790% $ 250,000 5/1/2024 $ 250,000 0.8 Senior unsecured notes due 2025 (2) 9.750% 9.750% 500,000 6/15/2025 500,000 2.0 Senior unsecured notes due 2028 4.750% 4.966% 500,000 2/15/2028 500,000 4.6 Senior unsecured notes due 2031 4.375% 4.375% 500,000 3/1/2031 500,000 7.7 Senior unsecured notes due 2042 5.625% 5.625% 350,000 8/1/2042 350,000 19.1 Senior unsecured notes due 2046 6.250% 6.250% 250,000 2/1/2046 250,000 22.6 Weighted average rate / total unsecured fixed rate debt 6.024% 6.074% $ 2,350,000 $ 2,350,000 8.4 Secured Fixed Rate Debt: Finance leases - 2 properties 7.700% 7.700% 4,518 4/30/2026 155 2.8 Mortgage - secured by 1 property (3) 4.444% 4.444% 9,872 7/6/2043 1,698 20.0 Weighted average rate / total secured fixed rate debt 5.466% 5.466% $ 14,390 $ 1,853 14.6 Weighted average rate / total debt 6.356% 6.398% $ 2,814,390 $ 2,801,853 7.2 Debt Summary (dollars in thousands) RETURN TO TABLE OF CONTENTS As of June 30, 2023 (1) DHC pledged certain equity interests of subsidiaries owning properties to secure its obligations under the agreement governing its credit facility, or the credit agreement, and provided first mortgage liens on 61 of DHC's medical office and life science properties. On June 23, 2023, the administrative agent under DHC's credit facility notified DHC that the re-appraised value of the 61 properties had declined below the contractual threshold. DHC obtained a limited waiver from the administrative agent and requisite lenders under the credit agreement, which waived the event of default and decreased the required appraised value of the collateral properties through September 30, 2023. (2) DHC has the option to redeem all or a portion of its senior unsecured notes due 2025 at any time at a set redemption price. (3) Effective July 7, 2023, the coupon rate increased to 6.444%.

Q2 2023 11 $450,000 $250,000 $500,000 $500,000 $500,000 $600,000 $735 $1,834 $2,001 $904 $302 $315 $330 $346 $362 $7,261 Secured Floating Rate Debt Unsecured Fixed Rate Debt Secured Fixed Rate Debt 2023 2024 2025 2026 2027 2028 2029 2030 2031 Thereafter $0 $100,000 $200,000 $300,000 $400,000 $500,000 $600,000 $700,000 $800,000 Debt Maturity Schedule (2) (1) RETURN TO TABLE OF CONTENTS (dollars in thousands) As of June 30, 2023 (1) Represents outstanding borrowings under DHC's credit facility as of June 30, 2023. (2) Includes $4,518 of finance lease obligations due through April 2026.

Q2 2023 12 Leverage Ratios, Coverage Ratios and Public Debt Covenants RETURN TO TABLE OF CONTENTS As of and For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Leverage Ratios: Net debt / total gross assets 32.8% 32.4% 30.6% 29.2% 28.4% Net debt / gross book value of real estate assets 34.5% 34.4% 33.8% 32.8% 32.7% Secured debt / total assets 8.3% 8.5% 12.2% 12.2% 12.3% Variable rate debt / net debt 18.3% 18.4% 29.2% 30.5% 31.2% Coverage Ratios: Net debt / annualized Adjusted EBITDAre 9.8x 9.6x 10.4x 15.8x 11.6x Adjusted EBITDAre / interest expense 1.3x 1.3x 1.2x 0.8x 0.9x As of and For the Trailing Twelve Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Public Debt Covenants: Maintenance Covenant Total unencumbered assets / unsecured debt - required minimum 150.0% 264.4% 265.3% 276.6% 273.5% 266.9% Incurrence Covenants Total debt / adjusted total assets - allowable maximum 60.0% 37.0% 37.0% 38.8% 38.8% 39.4% Secured debt / adjusted total assets - allowable maximum 40.0% 6.1% 6.3% 9.2% 9.3% 9.6% Consolidated income available for debt service / debt service - required minimum 1.50x (1) 1.08x 0.98x 0.83x 0.79x 0.85x (1) As of June 30, 2023, DHC's ratio of consolidated income available for debt service to debt service was below the requirement under its credit facility and public debt covenants, and as a result, DHC is unable to refinance existing or maturing debt or issue new debt until this ratio is at or above the required level on a pro forma basis. 12700 Whitewater Drive Minnetonka, MN

Q2 2023 13 (dollars and sq. ft. in thousands, except per sq. ft. and unit data) Summary of Capital Expenditures RETURN TO TABLE OF CONTENTS For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Office Portfolio lease related costs $ 9,284 $ 6,748 $ 9,558 $ 4,277 $ 4,633 Office Portfolio building improvements 2,561 856 4,516 3,535 3,319 Wellness centers lease related costs 884 — — — — SHOP fixed assets and capital improvements 18,407 23,644 39,418 24,724 25,059 Recurring capital expenditures $ 31,136 $ 31,248 $ 53,492 $ 32,536 $ 33,011 Office Portfolio avg. sq. ft. during period 8,803 8,810 8,811 8,767 8,724 SHOP avg. units managed during period 25,325 25,337 25,212 25,077 25,082 Office Portfolio building improvements per avg. sq. ft. during period $ 0.29 $ 0.10 $ 0.51 $ 0.40 $ 0.38 SHOP fixed assets and capital improvements per avg. unit managed during period $ 727 $ 933 $ 1,563 $ 986 $ 999 Development, redevelopment and other activities - Office Portfolio $ 4,792 $ 1,922 $ 5,111 $ 9,069 $ 17,593 Development, redevelopment and other activities - SHOP 20,405 16,223 59,981 28,224 14,282 Total development, redevelopment and other activities $ 25,197 $ 18,145 $ 65,092 $ 37,293 $ 31,875

Q2 2023 14 Project Location Type of Property Square Feet (1) Estimated Project Costs Total Costs Incurred as of June 30, 2023 Estimated Completion Date 10030 North MacArthur Boulevard Irving, TX Medical Office 94,137 $ 3.5 $ 2.5 Q3 2023 100 Hampshire Street Mansfield, MA Life Science 124,803 7.8 $ 0.5 Q4 2023 2141 K Street NW Washington, D.C. Medical Office 82,592 52.5 $ 1.7 Q2 2025 $ 63.8 (1) Represents estimated square footage upon project completion. Redevelopment Information (dollars in millions) RETURN TO TABLE OF CONTENTS Office Portfolio As of June 30, 2023 Project Location Type of Property Number of Units Estimated Project Costs Total Costs Incurred as of June 30, 2023 Estimated Completion Date Five Star Premier Residences of Teaneck Teaneck, NJ IL/AL 218 $ 9.8 $ 9.2 Q4 2023 Five Star Residences of Dayton Place Denver, CO IL/AL/MC 239 6.0 $ 3.7 Q4 2023 The Remington Club San Diego, CA IL/AL 342 18.0 $ 7.5 Q1 2024 The Forum at Memorial Woods Houston, TX IL/AL/MC 325 15.0 $ 3.7 Q1 2025 Five Star Premier Residences of Chevy Chase Chevy Chase, MD IL/AL 330 20.5 $ 1.3 Q1 2025 Pueblo Norte Senior Living Scottsdale, AZ IL/AL 197 26.1 $ 7.9 Q2 2025 The Forum at Desert Harbor Peoria, AZ IL/AL 230 16.0 $ 1.0 Q2 2025 Other Projects National Various 8,357 175.7 $ 27.9 Various $ 287.1 SHOP

Q2 2023 15 Property Acquisitions / Dispositions Information Since January 1, 2023 Acquisitions: DHC has not acquired any properties since January 1, 2023. Dispositions: (1) Date Sold Location Type of Property Number of Properties Gross Sales Price 2/3/2023 Columbia, SC Senior Living (2) 1 $ 1,100 2/28/2023 South Park, PA Senior Living (2) 1 1,100 2/28/2023 Elizabeth, PA Senior Living (2) 1 600 Total Dispositions 3 $ 2,800 (dollars in thousands) RETURN TO TABLE OF CONTENTS (1) As of July 27, 2023, DHC has four properties under agreements to sell for an aggregate sales price of approximately $23,400, excluding closing costs. DHC may not complete the sales of any or all of the properties it currently plans to sell. Also, DHC may sell some or all of these properties at amounts that are less than currently expected and/or less than the carrying values of such properties and DHC may incur losses on any such sales as a result. (2) The property was closed prior to disposition.

Q2 2023 16 Investments in Unconsolidated Joint Ventures (1) (dollars in thousands) RETURN TO TABLE OF CONTENTS As of June 30, 2023 Six Months Ended June 30, 2023 Joint Venture Location Type of Property Number of Properties Square Feet Occupancy at June 30, 2023 Weighted Average Lease Term at June 30, 2023 DHC Ownership DHC Carrying Value of Investment at June 30, 2023 Joint Venture FFO Joint Venture EBITDAre Seaport Innovation LLC Boston, MA Life Science 1 1,134,479 100% 5.6 years 10% $ 106,305 $ 29,667 $ 40,841 The LSMD Fund REIT LLC Various Medical Office / Life Science 10 1,068,763 97% 5.7 years 20% 48,814 4,642 17,295 Total / Weighted Average 11 2,203,242 98% 5.6 years $ 155,119 $ 34,309 $ 58,136 Investments in Unconsolidated Joint Ventures Unconsolidated Debt Joint Venture Secured Debt (2) Coupon Rate Maturity Date Principal Balance at June 30, 2023 (3) DHC Ownership DHC Share of Principal Balance at June 30, 2023 (4) Seaport Innovation LLC Fixed Rate - 1 Property 3.530% 8/6/2026 $ 620,000 10% $ 62,000 The LSMD Fund REIT LLC Fixed Rate - 9 Properties 3.457% 2/11/2032 189,800 20% 37,960 The LSMD Fund REIT LLC Floating Rate - 1 Property (5) 5.900% 2/9/2024 266,825 20% 53,365 Total / Weighted Average 4.104% $ 1,076,625 $ 153,325 (1) DHC's property list, including properties owned by these unconsolidated joint ventures, is available on DHC's website. (2) The mortgage loans require interest-only payments until the respective maturity dates. (3) Reflects the entire balance of the debt secured by the properties. DHC continues to provide certain guarantees on the debt secured by the Seaport Innovation LLC property. The debt secured by The LSMD Fund REIT LLC properties is non-recourse to DHC. (4) Reflects DHC's proportionate share of the principal debt balances based on its ownership percentage of the joint ventures as of June 30, 2023. (5) Original maturity date of February 9, 2024 is subject to three, one year extension options and requires interest to be paid at an annual rate of secured overnight financing rate, or SOFR, plus a premium of 1.90%. Interest rate is as of June 30, 2023. The joint venture has also purchased an interest rate cap through February 2024 with a SOFR strike rate equal to 4.00%.

Q2 2023 17 Investments in Unconsolidated Joint Ventures (continued) (1) (dollars in thousands) RETURN TO TABLE OF CONTENTS As of June 30, 2023 (1) DHC's property list, including properties owned by these unconsolidated joint ventures, is available on DHC's website. (2) Based on the aggregate annualized rental income of DHC's unconsolidated joint ventures as of June 30, 2023. A nn ua liz ed R en ta l I nc om e Seaport Innovation LLC The LSMD Fund REIT LLC 2023 2024 2025 2026 2027 2028 2029 and thereafter $— $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 $70,000 $80,000 $90,000 $100,000 Unconsolidated Joint Ventures Lease Expiration Schedule Number of Leases Expiring 13 10 19 12 5 10 36 % of Total Annualized Rental Income Expiring 1.4% 4.1% 5.9% 3.2% 0.4% 63.3% 21.7% Major Tenants of Unconsolidated Joint Ventures Joint Venture Tenant % of Annualized Rental Income of Joint Ventures Seaport Innovation LLC Vertex Pharmaceuticals Inc. 61.9% The LSMD Fund REIT LLC Cedars-Sinai Medical Center 11.3% The LSMD Fund REIT LLC Seattle Genetics, Inc. 2.7% The LSMD Fund REIT LLC Stryker Corporation 2.0% The LSMD Fund REIT LLC Complete Genomics, Inc. 1.9% Life Science: 72% Medical Office: 28% Property Type (2) MA: 67% CA: 24%TX: 4% WA: 3% NY: 2% Geographic Diversification (2)

Q2 2023 18 FL: 10% CA: 9% TX: 9% GA: 6% MD: 4% NC: 4% WI: 4% VA: 4% IL: 4% IN: 4% 26 Other States + D.C.: 42% (based on Gross Book Value of Real Estate Assets as of June 30, 2023) (1) Senior living communities are categorized by the type of living units which constitute a majority of the living units at the community. (2) Memory care communities are classified as assisted living communities. Portfolio Summary by Geographic Diversification and Property Type Geographic Diversification RETURN TO TABLE OF CONTENTS Assisted Living: 12% Independent Living: 34% SNFs: 1% Life Science: 13% Medical Office: 36% Wellness Centers: 4% Property Type(1) (2) (based on Q2 2023 Same Property NOI)

Q2 2023 19 Portfolio Summary RETURN TO TABLE OF CONTENTS (dollars in thousands, except investment per square foot or unit) As of June 30, 2023 Number of Properties Square Feet or Number of Units Gross Book Value of Real Estate Assets % of Total Gross Book Value of Real Estate Assets Investment Per Square Foot or Unit % of Q2 2023 Total Revenues % of Q2 2023 Total NOI Q2 2023 Q2 2023 Revenues NOI Life science 24 2,621,501 $ 802,618 11.3% $ 306 $ 15,464 4.5% $ 8,442 14.1 % Medical office 81 6,175,040 1,490,742 20.9% $ 241 37,904 10.9% 20,988 35.0 % Subtotal Office Portfolio 105 8,796,541 sq. ft. 2,293,360 32.2% $ 261 53,368 15.4% 29,430 49.1 % SHOP 234 25,322 units 4,448,414 62.4% $ 175,674 284,846 82.3% 22,887 38.2 % Triple net leased senior living communities 27 2,062 units 202,737 2.8% $ 98,321 5,198 1.5% 5,198 8.7 % Wellness centers 10 812,000 sq. ft. 179,025 2.6% $ 220 2,807 0.8% 2,476 4.0 % Total 376 $ 7,123,536 100.0% $ 346,219 100.0% $ 59,991 100.0%

Q2 2023 20 SHOP Units by Operator RETURN TO TABLE OF CONTENTS Unit Count as of June 30, 2023 Manager Location Number of Properties (1) Assisted Living Independent Living and Active Adult Memory Care Skilled Nursing Total Five Star Senior Living National 119 6,487 9,668 1,544 — 17,699 Oaks-Caravita Senior Care GA/SC 26 1,061 40 314 — 1,415 Phoenix Senior Living AL/AR/KY/MO/ NC/SC 23 971 137 190 164 1,462 Charter Senior Living FL/MD/TN/VA 17 683 — 294 — 977 Cedarhurst Senior Living IL/WI 13 680 10 95 — 785 Stellar Senior Living CO/TX/WY 10 — 177 — 992 1,169 Northstar Senior Living AZ/CA 7 121 — 297 — 418 Navion Senior Solutions SC 5 210 — 25 — 235 Life Care Services DE 3 71 196 12 238 517 Oaks Senior Living GA 3 159 — 105 — 264 IntegraCare Senior Living PA 2 127 — 16 — 143 Omega Senior Living NE 1 69 — — — 69 The RMR Group TX 1 — 169 — — 169 Total 230 10,639 10,397 2,892 1,394 25,322 (1) Excludes four closed senior living communities.

Q2 2023 21 (1) Same property includes those properties classified as same property for the three months ended June 30, 2023 for all periods presented. RETURN TO TABLE OF CONTENTS OFFICE PORTFOLIO - RESULTS OF OPERATIONS (dollars and sq. ft. in thousands) As of and For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Number of Buildings 105 105 105 105 104 Square Feet 8,797 8,809 8,811 8,811 8,723 Occupancy 85.8% 85.1% 84.7% 85.9% 88.1 % Rental Income $ 53,368 $ 57,022 $ 59,529 $ 55,254 $ 52,610 NOI $ 29,430 $ 33,507 $ 34,882 $ 31,075 $ 30,584 Cash Basis NOI $ 34,000 $ 31,064 $ 31,849 $ 28,362 $ 27,927 NOI Margin % 55.1% 58.8% 58.6% 56.2% 58.1 % Cash Basis NOI Margin % 58.5% 56.7% 56.2% 53.8% 55.7 % Sequential NOI % Change (12.2) % (3.9) % 12.3% 1.6 % Sequential Cash Basis NOI % Change 9.5% (2.5) % 12.3% 1.6 % Year Over Year NOI % Change (3.8) % Year Over Year Cash Basis NOI % Change 21.7 % OFFICE PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS (1) (dollars and sq. ft. in thousands) As of and For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Number of Buildings 91 91 91 91 91 Square Feet 7,677 7,689 7,689 7,689 7,689 Occupancy 93.0% 92.1% 92.1% 92.2% 93.1 % Rental Income $ 49,607 $ 49,251 $ 48,815 $ 49,616 $ 48,036 NOI $ 29,607 $ 29,555 $ 28,160 $ 29,039 $ 28,865 Cash Basis NOI $ 29,494 $ 29,431 $ 27,351 $ 28,373 $ 28,016 NOI Margin % 59.7% 60.0% 57.7% 58.5% 60.1 % Cash Basis NOI Margin % 59.4% 59.7% 56.8% 57.7% 59.2 % Sequential NOI % Change 0.2% 5.0% (3.0) % 0.6 % Sequential Cash Basis NOI % Change 0.2% 7.6% (3.6) % 1.3 % Year Over Year NOI % Change 2.6 % Year Over Year Cash Basis NOI % Change 5.3 % Office Portfolio and Same Property - Results of Operations Trailing Five Quarters

Q2 2023 22RETURN TO TABLE OF CONTENTS OFFICE PORTFOLIO - RESULTS OF OPERATIONS (dollars and sq. ft. in thousands) As of and For the Three Months Ended June 30, 2023 As of and For the Three Months Ended June 30, 2022 Life Science Medical Office Total Office Portfolio Life Science Medical Office Total Office Portfolio Number of Buildings 24 81 105 23 81 104 Square Feet 2,622 6,175 8,797 2,533 6,190 8,723 Occupancy 85.9% 85.7% 85.8% 94.9% 85.4% 88.1 % Rental Income $ 15,464 $ 37,904 $ 53,368 $ 15,223 $ 37,387 $ 52,610 NOI $ 8,442 $ 20,988 $ 29,430 $ 9,488 $ 21,096 $ 30,584 Cash Basis NOI $ 13,142 $ 20,858 $ 34,000 $ 7,574 $ 20,353 $ 27,927 NOI Margin % 54.6% 55.4% 55.1% 62.3% 56.4% 58.1 % Cash Basis NOI Margin % 65.0% 55.0% 58.5% 56.7% 55.3% 55.7 % NOI % Change (11.0) % (0.5) % (3.8) % Cash Basis NOI % Change 73.5% 2.5% 21.7 % OFFICE PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS (dollars and sq. ft. in thousands) As of and For the Three Months Ended June 30, 2023 As of and For the Three Months Ended June 30, 2022 Life Science Medical Office Total Office Portfolio Life Science Medical Office Total Office Portfolio Number of Buildings 16 75 91 16 75 91 Square Feet 2,026 5,651 7,677 2,026 5,663 7,689 Occupancy 94.9% 92.3% 93.0% 96.5% 91.9% 93.1 % Rental Income $ 12,339 $ 37,268 $ 49,607 $ 11,534 $ 36,502 $ 48,036 NOI $ 7,758 $ 21,849 $ 29,607 $ 7,125 $ 21,740 $ 28,865 Cash Basis NOI $ 7,818 $ 21,676 $ 29,494 $ 7,034 $ 20,982 $ 28,016 NOI Margin % 62.9% 58.6% 59.7% 61.8% 59.6% 60.1 % Cash Basis NOI Margin % 62.9% 58.2% 59.4% 61.3% 58.5% 59.2 % NOI % Change 8.9% 0.5% 2.6 % Cash Basis NOI % Change 11.1% 3.3% 5.3 % Office Portfolio and Same Property - Results of Operations (continued) Three Months Ended June 30, 2023 and 2022

Q2 2023 23 Office Portfolio and Same Property - Results of Operations (continued) RETURN TO TABLE OF CONTENTS OFFICE PORTFOLIO - RESULTS OF OPERATIONS (dollars and sq. ft. in thousands) As of and For the Six Months Ended June 30, 2023 As of and For the Six Months Ended June 30, 2022 Life Science Medical Office Total Office Portfolio Life Science Medical Office Total Office Portfolio Number of Buildings 24 81 105 23 81 104 Square Feet 2,622 6,175 8,797 2,533 6,190 8,723 Occupancy 85.9% 85.7% 85.8% 94.9% 85.4% 88.1 % Rental Income $ 34,487 $ 75,903 $ 110,390 $ 28,982 $ 78,625 $ 107,607 NOI $ 20,639 $ 42,298 $ 62,937 $ 16,779 $ 45,355 $ 62,134 Cash Basis NOI $ 23,231 $ 41,833 $ 65,064 $ 14,023 $ 43,866 $ 57,889 NOI Margin % 59.8% 55.7% 57.0% 57.9% 57.7% 57.7 % Cash Basis NOI Margin % 62.5% 55.2% 57.6% 53.3% 56.6% 55.8 % NOI % Change 23.0% (6.7) % 1.3 % Cash Basis NOI % Change 65.7% (4.6) % 12.4 % OFFICE PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS (dollars and sq. ft. in thousands) As of and For the Six Months Ended June 30, 2023 As of and For the Six Months Ended June 30, 2022 Life Science Medical Office Total Office Portfolio Life Science Medical Office Total Office Portfolio Number of Buildings 16 75 91 16 75 91 Square Feet 2,026 5,651 7,677 2,026 5,663 7,689 Occupancy 94.9% 92.3% 93.0% 96.5% 91.9% 93.1 % Rental Income $ 24,302 $ 74,556 $ 98,858 $ 22,522 $ 73,259 $ 95,781 NOI $ 15,181 $ 43,982 $ 59,163 $ 13,289 $ 44,125 $ 57,414 Cash Basis NOI $ 15,452 $ 43,473 $ 58,925 $ 12,576 $ 42,767 $ 55,343 NOI Margin % 62.5% 59.0% 59.8% 59.0% 60.2% 59.9 % Cash Basis NOI Margin % 62.7% 58.5% 59.5% 57.5% 59.3% 58.9 % NOI % Change 14.2% (0.3) % 3.0 % Cash Basis NOI % Change 22.9% 1.7% 6.5 % Six Months Ended June 30, 2023 and 2022

Q2 2023 24 SHOP Segment and Same Property - Results of Operations RETURN TO TABLE OF CONTENTS SHOP SEGMENT - RESULTS OF OPERATIONS As of and For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Number of Properties 234 234 237 234 234 Number of Units 25,322 25,327 25,346 25,078 25,075 Occupancy 77.8% 76.9% 76.3% 74.7% 73.6 % Average Monthly Rate $ 4,809 $ 4,837 $ 4,561 $ 4,509 $ 4,480 Year Over Year Average Monthly Rate % Change 7.3 % Residents Fees and Services $ 284,846 $ 279,592 $ 267,912 $ 258,960 $ 250,506 Property Operating Expenses (261,959) (262,329) (260,043) (264,722) (244,040) NOI $ 22,887 $ 17,263 $ 7,869 $ (5,762) $ 6,466 NOI Margin % 8.0% 6.2% 2.9% (2.2) % 2.6 % Sequential NOI % Change 32.6% 119.4% 236.6% (189.1) % Year Over Year NOI % Change 254.0 % SHOP SEGMENT SAME PROPERTY - RESULTS OF OPERATIONS (1) As of and For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Number of Properties 225 225 225 225 225 Number of Units 24,612 24,612 24,612 24,612 24,612 Occupancy 78.0% 77.1% 76.4% 74.8% 73.6 % Average Monthly Rate $ 4,808 $ 4,836 $ 4,558 $ 4,538 $ 4,510 Year Over Year Average Monthly Rate % Change 6.6 % Residents Fees and Services $ 280,176 $ 274,988 $ 263,726 $ 256,300 $ 247,866 Property Operating Expenses (257,215) (257,490) (257,664) (258,096) (240,038) NOI $ 22,961 $ 17,498 $ 6,062 $ (1,796) $ 7,828 NOI Margin % 8.2% 6.4% 2.3% (0.7) % 3.2 % Sequential NOI % Change 31.2% 188.7% 437.5% (122.9) % Year Over Year NOI % Change 193.3% (1) Same property includes those properties classified as same property for the three months ended June 30, 2023 for all periods presented. Trailing Five Quarters (dollars in thousands, except average monthly rate) (dollars in thousands, except average monthly rate)

Q2 2023 25RETURN TO TABLE OF CONTENTS SHOP SEGMENT - RESULTS OF OPERATIONS As of and For the Three Months Ended June 30, 2023 As of and For the Three Months Ended June 30, 2022 Five Star Managed Communities Other Operator Managed Communities(1) Total SHOP Segment Five Star Managed Communities Other Operator Managed Communities(1) Total SHOP Segment Number of Properties 119 115 234 120 114 234 Number of Units 17,699 7,623 25,322 17,886 7,189 25,075 Occupancy 77.9% 77.5% 77.8% 74.1% 72.4% 73.6 % Average Monthly Rate $ 4,487 $ 5,560 $ 4,809 $ 4,108 $ 5,431 $ 4,480 Average Monthly Rate % Change 9.2% 2.4% 7.3 % Residents Fees and Services $ 186,017 $ 98,829 $ 284,846 $ 165,157 $ 85,349 $ 250,506 Property Operating Expenses (162,868) (99,091) (261,959) (152,308) (91,732) (244,040) NOI $ 23,149 $ (262) $ 22,887 $ 12,849 $ (6,383) $ 6,466 NOI Margin % 12.4% (0.3) % 8.0% 7.8% (7.5) % 2.6 % NOI % Change 80.2% 95.9% 254.0 % SHOP Segment - Five Star Managed and Other Operator Managed Communities Results of Operations Three Months Ended June 30, 2023 and 2022 (1) In 2022, DHC transitioned one community from Five Star. Also in 2022, DHC and an operator agreed to terminate the lease agreements for three senior living communities and replace them with management agreements. In 2023, DHC sold three former senior living communities. (dollars in thousands, except average monthly rate)

Q2 2023 26RETURN TO TABLE OF CONTENTS SHOP SEGMENT - RESULTS OF OPERATIONS (dollars in thousands, except average monthly rate) As of and For the Six Months Ended June 30, 2023 As of and For the Six Months Ended June 30, 2022 Five Star Managed Communities Other Operator Managed Communities(1) Total SHOP Segment Five Star Managed Communities Other Operator Managed Communities(1) Total SHOP Segment Number of Properties 119 115 234 120 114 234 Number of Units 17,699 7,623 25,322 17,886 7,189 25,075 Occupancy 77.6% 76.7% 77.4% 74.1% 71.3% 73.3 % Average Monthly Rate $ 4,491 $ 5,600 $ 4,823 $ 4,096 $ 5,463 $ 4,476 Average Monthly Rate % Change 9.6% 2.5% 7.8 % Residents Fees and Services $ 368,479 $ 195,959 $ 564,438 $ 327,704 $ 168,250 $ 495,954 Property Operating Expenses (325,510) (198,778) (524,288) (305,392) (183,943) (489,335) NOI $ 42,969 $ (2,819) $ 40,150 $ 22,312 $ (15,693) $ 6,619 NOI Margin % 11.7% (1.4) % 7.1% 6.8% (9.3) % 1.3 % NOI % Change 92.6% 82.0% 506.6 % SHOP Segment - Five Star Managed and Other Operator Managed Communities Results of Operations Six Months Ended June 30, 2023 and 2022 (1) In 2022, DHC transitioned one community from Five Star. Also in 2022, DHC and an operator agreed to terminate the lease agreements for three senior living communities and replace them with management agreements. In 2023, DHC sold three former senior living communities.

Q2 2023 27 Portfolio Leasing Summary (1) (1) The leasing summary on this page is based on leases entered into during the periods indicated. (2) Percent difference in prior rents charged for same space or, in the case of vacant space acquired, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to DHC, exclude lease value amortization and are net of lease concessions. RETURN TO TABLE OF CONTENTS Office Portfolio Wellness Centers As of and For the Three Months Ended As of and For the Three Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 3/31/2023 Buildings 105 105 105 105 104 10 Total square feet 8,797 8,809 8,811 8,811 8,723 812 Occupancy 85.8% 85.1% 84.7% 85.9% 88.1% 100.0 % Leasing Activity (sq. ft.): New leases 163 38 33 43 52 225 Renewals 161 34 149 178 211 — Total 324 72 182 221 263 225 % Change in GAAP Rent: (2) New leases 0.5% 23.0% 12.5% 5.5% 14.9% (9.9) % Renewals 2.1% 12.3% 8.3% 1.6% 6.8% — % Total 1.3% 17.9% 8.9% 2.4% 9.1% (9.9) % Weighted Average Lease Term (years): New leases 8.2 11.9 5.9 5.0 5.8 18.6 Renewals 5.7 5.5 9.8 6.0 5.4 — Total 6.9 8.9 9.2 5.8 5.5 18.6 Leasing Costs and Concession Commitments: New leases $ 8,602 $ 4,170 $ 1,267 $ 2,334 $ 2,986 $ 30,071 Renewals 2,038 726 4,735 2,672 2,350 — Total $ 10,640 $ 4,896 $ 6,002 $ 5,006 $ 5,336 $ 30,071 Leasing Costs and Concession Commitments per Sq. Ft.: New leases $ 52.84 $ 110.57 $ 38.47 $ 54.30 $ 57.47 $ 133.95 Renewals $ 12.66 $ 20.96 $ 31.83 $ 15.02 $ 11.13 $ — Total $ 32.86 $ 67.67 $ 33.04 $ 22.66 $ 20.28 $ 133.95 Leasing Costs and Concession Commitments per Sq. Ft. per Year: New leases $ 6.47 $ 9.32 $ 6.57 $ 10.95 $ 9.91 $ 7.20 Renewals $ 2.23 $ 3.83 $ 3.24 $ 2.49 $ 2.07 $ — Total $ 4.78 $ 7.56 $ 3.60 $ 3.89 $ 3.69 $ 7.20 (dollars and sq. ft. in thousands, except per sq. ft. data)

Q2 2023 28 As of June 30, 2023 Tenants Representing 1% Or More of Total Annualized Rental Income RETURN TO TABLE OF CONTENTS (dollars in thousands) Tenant Type of Property Annualized Rental Income % of Annualized Rental Income Expiration 1 Advocate Aurora Health Medical office $ 16,939 6.5% 2026-2031 2 Life Time Athletic (1) Wellness center 12,285 4.7% 2040-2044 3 Brookdale Senior Living, Inc. Senior living 9,559 3.7% 2032 4 Alamar Biosciences, Inc. Life science 6,194 2.4% 2033 5 Stratford Retirement, LLC Senior living 5,665 2.2% 2033 6 KSQ Therapeutics, Inc. Life science 5,595 2.2% 2032 7 IQVIA Holdings Inc. Life science 5,446 2.1% 2023 8 Prometheus Biosciences, Inc. Life science 4,860 1.9% 2033 9 Medtronic, Inc. Medical office 4,840 1.9% 2023-2027 10 Boston Children's Hospital Medical office 4,704 1.8% 2028 11 Magellan Health Inc. Medical office 4,643 1.8% 2025 12 Stellar Senior Living, LLC Senior living 4,542 1.8% 2027 13 Sonova Holding AG Life science 4,410 1.7% 2033 14 Abbvie Inc. Life science 4,062 1.6% 2027 15 Tokio Marine Holdings Inc. Medical office 3,982 1.5% 2023-2033 16 United Healthcare Services, Inc. Medical office 3,947 1.5% 2026 17 Cigna Holding Co. Medical office 3,914 1.5% 2024 18 PerkinElmer Health Sciences, Inc. Life science 3,681 1.4% 2028 19 McKesson Corporation Medical office 3,637 1.4% 2025-2028 20 HCA Holdings Inc. Medical office 3,497 1.3% 2024-2027 21 Duke University Medical office 3,451 1.3% 2024 22 Hawaii Pacific Health Medical office 3,289 1.3% 2024-2029 23 New York University Medical office 3,248 1.3% 2023-2028 24 Ultragenyx Pharmaceutical Inc. Life science 3,123 1.2% 2026 25 Virginia Commonwealth University Health System Medical office 2,920 1.1% 2032 All Other Tenants 127,012 48.9% 2025-2044 Total Tenants $ 259,445 100.0% (1) Includes $3,180 of annualized rental income from two additional 20 year leases DHC entered into with Life Time Athletic in March 2023, which are expected to commence in the second and fourth quarters of 2024.

Q2 2023 29 Office Portfolio Lease Expiration Schedule RETURN TO TABLE OF CONTENTS (dollars in thousands) As of June 30, 2023 Office Portfolio Annualized Rental Income Expiring Year Annualized Rental Income Expiring % of Total Annualized Rental Income Expiring Cumulative % of Total Annualized Rental Income Expiring 2023 $ 15,076 6.8% 6.8% 2024 19,359 8.8% 15.6% 2025 17,732 8.1% 23.7% 2026 24,064 10.9% 34.6% 2027 21,580 9.8% 44.4% 2028 29,628 13.5% 57.9% 2029 14,468 6.6% 64.5% 2030 7,419 3.4% 67.9% 2031 25,982 11.8% 79.7% 2032 and thereafter 44,953 20.3% 100.0% Total $ 220,261 100.0% Average remaining lease term for DHC's office portfolio (weighted by annualized rental income): 5.4 years Office Portfolio Square Feet with Leases Expiring Year Leased Square Feet Expiring % of Total Leased Square Feet Expiring Cumulative % of Total Leased Square Feet Expiring 2023 493,363 6.5% 6.5% 2024 809,109 10.7% 17.2% 2025 709,745 9.4% 26.6% 2026 776,502 10.3% 36.9% 2027 874,557 11.6% 48.5% 2028 1,085,878 14.4% 62.9% 2029 490,707 6.5% 69.4% 2030 293,026 3.9% 73.3% 2031 896,062 11.9% 85.2% 2032 and thereafter 1,118,154 14.8% 100.0% Total 7,547,103 100.0% 4000 Old Court Road Pikesville, MD

Q2 2023 30 Non-Segment Annualized Rental Income Expiring Year Number of Properties Number of Units or Square Feet Annualized Rental Income Expiring % of Total Annualized Rental Income Expiring Cumulative % of Total Annualized Rental Income Expiring 2023 — — $ — —% —% 2024 — — — —% —% 2025 3 129,500 sq. ft. 1,458 3.7% 3.7% 2026 — — — —% 3.7% 2027 4 533 units 4,542 11.6% 15.3% 2028 — — — —% 15.3% 2029 1 155 units 547 1.4% 16.7% 2030 2 283 units 3,496 8.9% 25.6% 2031 (1) 1 — — —% 25.6% 2032 and thereafter 26 1,091 units and 682,500 sq. ft. 29,141 74.4% 100.0% Total 37 $ 39,184 100.0% Non-Segment Lease Expiration Schedule As of June 30, 2023 RETURN TO TABLE OF CONTENTS (1) Excludes annualized rental income from DHC's lease with a tenant of one closed senior living community. As of June 30, 2023, the tenant was in default on its obligations to DHC under this lease. (dollars in thousands)

Q2 2023 31 The Company: DHC is a REIT focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of June 30, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is included in 149 market indices and comprises more than 1% of the following indices as of June 30, 2023: BI North America Healthcare REIT Valuation Peers (BIHLCRNP), Bloomberg US Micro Cap Real Estate Price Return Index (BMICR), Bloomberg Real Estate Investment Trust Small Cap Index (BBRESMLC) and Invesco S&P SmallCap 600 Pure Value ETF INAV Index (RZVIV). Management: DHC is managed by The RMR Group (Nasdaq: RMR). RMR is an alternative asset management company that is focused on commercial real estate and related businesses. RMR primarily provides management services to publicly traded real estate companies, privately held real estate funds and real estate related operating businesses. As of June 30, 2023, RMR had approximately $36 billion of real estate assets under management and the combined RMR managed companies had more than $5 billion of annual revenues, over 2,000 properties and over 20,000 employees. DHC believes that being managed by RMR is a competitive advantage for DHC because of RMR’s depth of management and experience in the real estate industry. DHC also believes RMR provides management services to it at costs that are lower than DHC would have to pay for similar quality services if DHC were self managed. Company Profile and Research Coverage RETURN TO TABLE OF CONTENTS Equity Research Coverage B. Riley Securities, Inc. JMP Securities Bryan Maher Aaron Hecht (646) 885-5423 (415) 835-3963 bmaher@brileyfin.com ahecht@jmpsecurities.com RBC Capital Markets Michael Carroll (440) 715-2649 michael.carroll@rbccm.com Rating Agencies and Issuer Ratings Moody’s Investors Service S & P Global Lori Marks Alan Zigman (212) 553-1098 (416) 507-2556 lori.marks@moodys.com alan.zigman@spglobal.com DHC is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed on this page. Please note that any opinions, estimates or forecasts regarding DHC's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of DHC or its management. DHC does not by its reference on this page imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

Q2 2023 32 Board of Trustees John L. Harrington Lisa Harris Jones Daniel F. LePage Independent Trustee Lead Independent Trustee Independent Trustee David A. Pierce Jeffrey P. Somers Independent Trustee Independent Trustee Jennifer F. Francis Adam D. Portnoy Managing Trustee Chair of the Board & Managing Trustee Executive Officers Jennifer F. Francis Richard W. Siedel, Jr. President and Chief Executive Officer Chief Financial Officer and Treasurer Governance Information RETURN TO TABLE OF CONTENTS Overture at Plano 500 Coit Road Plano, TX

Q2 2023 33 Non-GAAP Financial Measures DHC presents certain "non-GAAP financial measures" within the meaning of applicable rules of the SEC, including net operating income, or NOI, Cash Basis NOI, same property NOI, same property Cash Basis NOI, earnings before interest, income tax, depreciation and amortization, or EBITDA, EBITDA for real estate, or EBITDAre, Adjusted EBITDAre, funds from operations, or FFO, and normalized funds from operations, or Normalized FFO. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss) as indicators of DHC's operating performance or as measures of DHC's liquidity. These measures should be considered in conjunction with net income (loss) as presented in DHC's condensed consolidated statements of income (loss). DHC considers these non-GAAP measures to be appropriate supplemental measures of operating performance for a REIT, along with net income (loss). DHC believes these measures provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation and amortization, they may facilitate a comparison of DHC's operating performance between periods and with other REITs and, in the case of NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI, reflecting only those income and expense items that are generated and incurred at the property level may help both investors and management to understand the operations of DHC's properties. NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI The calculations of NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI exclude certain components of net income (loss) in order to provide results that are more closely related to DHC's property level results of operations. DHC calculates NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI as shown on pages 37 through 43. DHC defines NOI as income from its real estate less its property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that DHC records as depreciation and amortization. DHC defines Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fee amortization, if any, and non-cash amortization included in property operating expenses. DHC calculates same property NOI and same property Cash Basis NOI in the same manner that it calculates the corresponding NOI and Cash Basis NOI amounts, except that it only includes same properties in calculating same property NOI and same property Cash Basis NOI. DHC uses NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI to evaluate individual and company wide property level performance. Other real estate companies and REITs may calculate NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI differently than DHC does. EBITDA, EBITDAre and Adjusted EBITDAre DHC calculates EBITDA, EBITDAre and Adjusted EBITDAre as shown on page 44. EBITDAre is calculated on the basis defined by the National Association of Real Estate Investment Trusts, or Nareit, which is EBITDA, excluding gains or losses on the sale of properties, equity in net earnings or losses of unconsolidated joint ventures, impairment of assets, if any, and including adjustments to reflect DHC's proportionate share of EBITDAre of DHC's former equity method investment in AlerisLife for the periods DHC had an equity investment in AlerisLife that it accounted for as an equity method investment and DHC's proportionate share of EBITDAre from its unconsolidated joint ventures, as well as certain other adjustments currently not applicable to DHC. In calculating Adjusted EBITDAre, DHC adjusts for the items shown on page 44. Other real estate companies and REITs may calculate EBITDA, EBITDAre and Adjusted EBITDAre differently than DHC does. FFO and Normalized FFO DHC calculates FFO and Normalized FFO as shown on page 45. FFO is calculated on the basis defined by Nareit, which is net income (loss), calculated in accordance with GAAP, excluding any gain or loss on sale of properties, equity in net earnings or losses of unconsolidated joint ventures, loss on impairment of real estate assets, gains or losses on equity securities, net, if any, and including adjustments to reflect DHC's proportionate share of FFO of DHC's former equity method investment in AlerisLife for the periods DHC had an equity investment in AlerisLife that it accounted for as an equity method investment and DHC's proportionate share of FFO from its unconsolidated joint ventures, plus real estate depreciation and amortization of consolidated properties, as well as certain other adjustments currently not applicable to DHC. In calculating Normalized FFO, DHC adjusts for the items shown on page 45, including similar adjustments for DHC's unconsolidated joint ventures, if any. FFO and Normalized FFO are among the factors considered by DHC's Board of Trustees when determining the amount of distributions to its shareholders. Other factors include, but are not limited to, requirements to maintain DHC's qualification for taxation as a REIT, limitations in the agreements governing DHC's debt, the availability to DHC of debt and equity capital, DHC's expectation of its future capital requirements and operating performance, and DHC's expected needs for and availability of cash to pay its obligations. Other real estate companies and REITs may calculate FFO and Normalized FFO differently than DHC does. Non-GAAP Financial Measures and Certain Definitions RETURN TO TABLE OF CONTENTS

Q2 2023 34 Adjusted total assets Adjusted total assets is the original cost of real estate assets calculated in accordance with GAAP before depreciation and after impairment write downs, if any, and excludes accounts receivable and intangible assets. AlerisLife AlerisLife means AlerisLife Inc. Annualized dividend yield Annualized dividend yield is the annualized dividend declared during the applicable period divided by the closing price of DHC's common shares on The Nasdaq Stock Market LLC, or Nasdaq, at the end of the relevant period. Annualized rental income Annualized rental income is based on rents pursuant to existing leases as of June 30, 2023. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of DHC's medical office and life science properties and wellness centers. Annualized rental income amounts for DHC's medical office and life science properties also exclude 100% of rents pursuant to existing leases as of June 30, 2023 from the medical office and life science properties owned by unconsolidated joint ventures in which DHC owns an equity interest. Average monthly rate Average monthly rate is calculated by taking the average daily rate, which is defined as total residents fees and services divided by occupied units during the period, and multiplying it by 30 days. Building improvements Building improvements generally include expenditures to replace obsolete building components that extend the useful life of existing assets or other improvements to increase the marketability of the property. Cash basis NOI margin % Cash basis NOI margin % is defined as cash basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments, lease value amortization and lease termination fee amortization, if any. Consolidated income available for debt service Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment, gains or losses on equity securities, gains or losses on sales of properties and modification or early extinguishment of debt, determined together with debt service for the applicable period. Coupon rate Coupon rate is the interest rate stated in, or determined pursuant to, the contract terms. Development, redevelopment and other activities Development, redevelopment and other activities generally include capital expenditures that reposition a property or result in new sources of revenue. From time to time DHC invests in revenue producing capital improvements at certain of its triple net leased senior living communities. As a result, annual rents payable to DHC increase pursuant to the terms of the applicable leases. These capital improvements are not included in DHC's development, redevelopment and other activities. Estimated completion date Estimated completion date can depend on various factors, including when lease agreements are signed with tenants. Therefore, the actual completion date may vary. Estimated project costs Estimated project costs include estimated construction costs and leasing capital up to stabilization. Five Star Five Star, or Five Star Senior Living, is an operating division of AlerisLife. Five Star managed communities Five Star managed communities are the senior living communities in DHC's SHOP segment that are managed by Five Star. Non-GAAP Financial Measures and Certain Definitions (continued) RETURN TO TABLE OF CONTENTS

Q2 2023 35 GAAP GAAP is U.S. generally accepted accounting principles. Gross book value of real estate assets Gross book value of real estate assets is real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations, less impairment writedowns, if any. Gross purchase price Gross purchase price includes assumed debt, if any, and excludes acquisition costs and purchase price allocation adjustments, if any. Gross sales price Gross sales price excludes closing costs. Incurrence covenants Incurrence covenants are financial covenants which DHC is required to comply with in order to incur debt under its credit agreement and its senior unsecured notes indentures and their supplements. Interest rate Interest rate includes the effect of mark to market accounting for certain assumed mortgages and premiums and discounts on certain mortgages and unsecured notes; excludes effects of debt issuance costs and the facility fee on DHC's credit facility. Investment per square foot or unit Investment per square foot or unit represents gross book value of real estate assets divided by number of rentable square feet or living units, as applicable, at June 30, 2023. Lease related costs Lease related costs generally include capital expenditures to improve tenants’ space or amounts paid directly to tenants to improve their space and leasing related costs, such as brokerage commissions and tenant inducements. Leasing costs and concession commitments Leasing costs and concession commitments include commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent. Maintenance covenant DHC's maintenance covenant is a financial covenant which it is required to comply with on a quarterly basis pursuant to the indentures governing DHC's senior unsecured notes. Net debt Net debt is total debt less cash. NOI margin % NOI margin % is defined as NOI as a percentage of rental income or residents fees and services, as appropriate. Non-Segment Non-Segment operations consists of triple net leased senior living communities and wellness centers that are leased to third party operators from which we receive rents, and any other income or expenses that are not attributable to a specific reporting segment. Occupancy Occupancy for DHC's Office Portfolio is presented as of the end of the period shown; occupancy for DHC's SHOP segment is presented for the duration of the period shown. Life science and medical office occupancy data includes (i) out of service assets undergoing redevelopment, (ii) space which is leased but is not occupied or is being offered for sublease by tenants and (iii) space being fitted out for occupancy. Non-GAAP Financial Measures and Certain Definitions (continued) RETURN TO TABLE OF CONTENTS

Q2 2023 36 Office Portfolio Office Portfolio consists of medical office properties leased to medical providers and other medical related businesses, as well as life science properties leased to biotech laboratories and other similar tenants. DHC's medical office and life science property leases include some triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expense, and some net and modified gross leases where DHC is responsible for the operation and maintenance of the properties and DHC charges tenants for some or all of the property operating costs. A small percentage of DHC's medical office and life science property leases are full-service leases where DHC receives fixed rent from its tenants and no reimbursement for its property operating costs. Other operator managed communities Other operator managed communities are senior living communities in DHC's SHOP segment, which are managed by third party managers other than Five Star. Principal balance Principal balances are the amounts stated in the contracts less the principal amount of any repayments made. In accordance with GAAP, DHC's carrying values and recorded interest expense may be different because of market conditions at the time DHC assumed certain of these debts. The principal balance of DHC's credit facility includes amounts outstanding as of the date presented. Same Property As of and for the three months ended June 30, 2023, same property consists of properties owned, in service, reported in the same segment and operated by the same operator continuously since April 1, 2022; excludes properties classified as held for sale, closed or out of service, if any, and medical office and life science properties owned by unconsolidated joint ventures in which DHC owns an equity interest. As of and for the six months ended June 30, 2023, same property consists of properties owned, in service, reported in the same segment and operated by the same operator continuously since January 1, 2022; excludes properties classified as held for sale, closed or out of service, if any, and medical office and life science properties owned by unconsolidated joint ventures in which DHC owns an equity interest. SHOP SHOP, or Senior Housing Operating Portfolio, consists of senior living communities managed by third party senior living managers that provide short term and long term residential living and in some cases care and other services for residents where DHC pays fees to the managers to operate the communities. Properties in this segment include independent living communities, assisted living communities, active adult rental communities and SNFs. SNF SNF is a skilled nursing facility. Square feet Square feet measurements are subject to modest changes when space is periodically remeasured or reconfigured for new tenants. Square feet for prior periods exclude space remeasurements made subsequent to those periods. Excludes data from medical office and life science properties owned by unconsolidated joint ventures in which DHC owns an equity interest. Total gross assets Total gross assets is total assets plus accumulated depreciation. Total unencumbered assets Total unencumbered assets is the original cost of real estate assets not encumbered by mortgage debt calculated in accordance with GAAP before depreciation and after impairment write downs, if any, and exclude accounts receivable and intangible assets. Triple net leased senior living communities Triple net leased senior living communities include independent and assisted living communities and SNFs. Unit count Unit count is by the type of living units at DHC's senior living communities within its SHOP segment. Weighted average lease term Weighted average lease term is weighted based on annualized rental income pursuant to existing leases as of June 30, 2023. Non-GAAP Financial Measures and Certain Definitions (continued) RETURN TO TABLE OF CONTENTS

Q2 2023 37 Calculation and Reconciliation of NOI and Cash Basis NOI (dollars in thousands) RETURN TO TABLE OF CONTENTS For the Three Months Ended For the Six Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 6/30/2023 6/30/2022 Calculation of NOI and Cash Basis NOI: Revenues: Rental income $ 61,373 $ 66,438 $ 68,973 $ 63,960 $ 62,522 $ 127,811 $ 127,807 Residents fees and services 284,846 279,592 267,912 258,960 250,506 564,438 495,954 Total revenues 346,219 346,030 336,885 322,920 313,028 692,249 623,761 Property operating expenses (286,228) (286,080) (285,166) (289,096) (266,066) (572,308) (534,808) NOI 59,991 59,950 51,719 33,824 46,962 119,941 88,953 Non-cash straight line rent adjustments included in rental income 4,457 (2,448) (1,723) (2,738) (2,710) 2,009 (4,455) Lease value amortization included in rental income 25 (311) 41 42 57 (286) 162 Non-cash amortization included in property operating expenses (199) (199) (200) (199) (199) (398) (398) Cash Basis NOI $ 64,274 $ 56,992 $ 49,837 $ 30,929 $ 44,110 $ 121,266 $ 84,262 Reconciliation of Net Income (Loss) to NOI and Cash Basis NOI: Net (loss) income $ (72,571) $ (52,658) $ (65,322) $ (81,492) $ (109,383) $ (125,229) $ 131,040 Equity in net (earnings) losses of investees (2,929) 647 2,630 (2,127) (3,204) (2,282) (6,558) Income tax expense (benefit) 221 (31) (135) 13 (640) 190 832 Loss on modification or early extinguishment of debt — 1,075 — — 29,560 1,075 30,043 Interest expense 47,384 47,780 49,341 46,936 55,975 95,164 113,106 Interest and other income (5,134) (4,195) (9,169) (4,099) (2,266) (9,329) (2,661) Gains and losses on equity investments, net — (8,126) 4,276 2,674 10,157 (8,126) 18,710 (Gain) loss on sale of properties — (1,233) 202 5,044 686 (1,233) (327,108) Impairment of assets 11,299 5,925 — — — 17,224 — Acquisition and certain other transaction related costs 6,043 93 779 289 609 6,136 1,537 General and administrative 7,284 5,873 5,764 6,179 7,207 13,157 14,492 Depreciation and amortization 68,394 64,800 63,353 60,407 58,261 133,194 115,520 NOI 59,991 59,950 51,719 33,824 46,962 119,941 88,953 Non-cash straight line rent adjustments included in rental income 4,457 (2,448) (1,723) (2,738) (2,710) 2,009 (4,455) Lease value amortization included in rental income 25 (311) 41 42 57 (286) 162 Non-cash amortization included in property operating expenses (199) (199) (200) (199) (199) (398) (398) Cash Basis NOI $ 64,274 $ 56,992 $ 49,837 $ 30,929 $ 44,110 $ 121,266 $ 84,262

Q2 2023 38 For the Three Months Ended 6/30/2023 6/30/2022 $ Change % Change 3/31/2023 $ Change % Change NOI: Life Science $ 8,442 $ 9,488 $ (1,046) (11.0) % $ 12,197 $ (3,755) (30.8) % Medical Office 20,988 21,096 (108) (0.5) % 21,310 (322) (1.5) % Total Office Portfolio 29,430 30,584 (1,154) (3.8) % 33,507 (4,077) (12.2) % SHOP 22,887 6,466 16,421 254.0% 17,263 5,624 32.6 % Non-Segment 7,674 9,912 (2,238) (22.6) % 9,180 (1,506) (16.4) % Total $ 59,991 $ 46,962 $ 13,029 27.7% $ 59,950 $ 41 0.1 % Cash Basis NOI: Life Science $ 13,142 $ 7,574 $ 5,568 73.5% $ 10,089 $ 3,053 30.3 % Medical Office 20,858 20,353 505 2.5% 20,975 (117) (0.6) % Total Office Portfolio 34,000 27,927 6,073 21.7% 31,064 2,936 9.5 % SHOP 22,887 6,466 16,421 254.0% 17,263 5,624 32.6 % Non-Segment 7,387 9,717 (2,330) (24.0) % 8,665 (1,278) (14.7) % Total $ 64,274 $ 44,110 $ 20,164 45.7% $ 56,992 $ 7,282 12.8 % NOI and Cash Basis NOI (dollars in thousands) RETURN TO TABLE OF CONTENTS

Q2 2023 39 Same Property NOI and Cash Basis NOI (dollars in thousands) RETURN TO TABLE OF CONTENTS For the Three Months Ended 6/30/2023 6/30/2022 $ Change % Change 3/31/2023 $ Change % Change NOI: Life Science $ 7,758 $ 7,125 $ 633 8.9% $ 7,422 $ 336 4.5 % Medical Office 21,849 21,740 109 0.5% 22,133 (284) (1.3) % Total Office Portfolio 29,607 28,865 742 2.6% 29,555 52 0.2 % SHOP 22,961 7,828 15,133 193.3% 17,498 5,463 31.2 % Non-Segment 7,674 8,977 (1,303) (14.5) % 9,180 (1,506) (16.4) % Total $ 60,242 $ 45,670 $ 14,572 31.9% $ 56,233 $ 4,009 7.1 % Cash Basis NOI: Life Science $ 7,818 $ 7,034 $ 784 11.1% $ 7,632 $ 186 2.4 % Medical Office 21,676 20,982 694 3.3% 21,799 (123) (0.6) % Total Office Portfolio 29,494 28,016 1,478 5.3% 29,431 63 0.2 % SHOP 22,961 7,828 15,133 193.3% 17,498 5,463 31.2 % Non-Segment 7,387 8,739 (1,352) (15.5) % 8,665 (1,278) (14.7) % Total $ 59,842 $ 44,583 $ 15,259 34.2% $ 55,594 $ 4,248 7.6%

Q2 2023 40 Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment RETURN TO TABLE OF CONTENTS (dollars in thousands) Office Portfolio For the Three Months Ended Calculation of NOI and Cash Basis NOI: 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Rental income $ 53,368 $ 57,022 $ 59,529 $ 55,254 $ 52,610 Property operating expenses (23,938) (23,515) (24,647) (24,179) (22,026) NOI $ 29,430 $ 33,507 $ 34,882 $ 31,075 $ 30,584 NOI $ 29,430 $ 33,507 $ 34,882 $ 31,075 $ 30,584 Non-cash straight line rent adjustments included in rental income 4,741 (2,302) (2,891) (2,573) (2,532) Lease value amortization included in rental income 28 58 58 59 74 Non-cash amortization included in property operating expenses (199) (199) (200) (199) (199) Cash Basis NOI $ 34,000 $ 31,064 $ 31,849 $ 28,362 $ 27,927 Reconciliation of NOI to Same Property NOI: NOI $ 29,430 $ 33,507 $ 34,882 $ 31,075 $ 30,584 NOI of properties not included in same property results 177 (3,952) (6,722) (2,036) (1,719) Same Property NOI $ 29,607 $ 29,555 $ 28,160 $ 29,039 $ 28,865 Reconciliation of Same Property NOI to Same Property Cash Basis NOI: Same Property NOI $ 29,607 $ 29,555 $ 28,160 $ 29,039 $ 28,865 Non-cash straight line rent adjustments included in rental income 28 (13) (698) (519) (790) Lease value amortization included in rental income 28 58 58 59 74 Non-cash amortization included in property operating expenses (169) (169) (169) (206) (133) Same Property Cash Basis NOI $ 29,494 $ 29,431 $ 27,351 $ 28,373 $ 28,016

Q2 2023 41 Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment (continued) RETURN TO TABLE OF CONTENTS (dollars in thousands) SHOP For the Three Months Ended Calculation of NOI and Cash Basis NOI: 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Residents fees and services $ 284,846 $ 279,592 $ 267,912 $ 258,960 $ 250,506 Property operating expenses (261,959) (262,329) (260,043) (264,722) (244,040) NOI / Cash Basis NOI $ 22,887 $ 17,263 $ 7,869 $ (5,762) $ 6,466 Reconciliation of NOI / Cash Basis NOI to Same Property NOI / Same Property Cash Basis NOI: NOI / Cash Basis NOI $ 22,887 $ 17,263 $ 7,869 $ (5,762) $ 6,466 NOI / Cash Basis NOI of properties not included in same property results 74 235 (1,807) 3,966 1,362 Same Property NOI / Same Property Cash Basis NOI $ 22,961 $ 17,498 $ 6,062 $ (1,796) $ 7,828

Q2 2023 42 Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment (continued) RETURN TO TABLE OF CONTENTS (dollars in thousands) Non-Segment For the Three Months Ended Calculation of NOI and Cash Basis NOI: 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Rental income $ 8,005 $ 9,416 $ 9,444 $ 8,706 $ 9,912 Property operating expenses (331) (236) (476) (195) — NOI $ 7,674 $ 9,180 $ 8,968 $ 8,511 $ 9,912 NOI $ 7,674 $ 9,180 $ 8,968 $ 8,511 $ 9,912 Non-cash straight line rent adjustments included in rental income (284) (146) 1,168 (165) (178) Lease value amortization included in rental income (3) (369) (17) (17) (17) Cash Basis NOI $ 7,387 $ 8,665 $ 10,119 $ 8,329 $ 9,717 Reconciliation of NOI to Same Property NOI: NOI $ 7,674 $ 9,180 $ 8,968 $ 8,511 $ 9,912 NOI of properties not included in same property results — — 1,007 (726) (935) Same Property NOI $ 7,674 $ 9,180 $ 9,975 $ 7,785 $ 8,977 Reconciliation of Same Property NOI to Same Property Cash Basis NOI: Same Property NOI $ 7,674 $ 9,180 $ 9,975 $ 7,785 $ 8,977 Non-cash straight line rent adjustments included in rental income (284) (146) (162) (190) (221) Lease value amortization included in rental income (3) (369) (17) (17) (17) Same Property Cash Basis NOI $ 7,387 $ 8,665 $ 9,796 $ 7,578 $ 8,739

Q2 2023 43 Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment (continued) RETURN TO TABLE OF CONTENTS (dollars in thousands) Consolidated For the Three Months Ended Calculation of NOI and Cash Basis NOI: 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 Rental income / residents fees and services $ 346,219 $ 346,030 $ 336,885 $ 322,920 $ 313,028 Property operating expenses (286,228) (286,080) (285,166) (289,096) (266,066) NOI $ 59,991 $ 59,950 $ 51,719 $ 33,824 $ 46,962 NOI $ 59,991 $ 59,950 $ 51,719 $ 33,824 $ 46,962 Non-cash straight line rent adjustments included in rental income 4,457 (2,448) (1,723) (2,738) (2,710) Lease value amortization included in rental income 25 (311) 41 42 57 Non-cash amortization included in property operating expenses (199) (199) (200) (199) (199) Cash Basis NOI $ 64,274 $ 56,992 $ 49,837 $ 30,929 $ 44,110 Reconciliation of NOI to Same Property NOI: NOI $ 59,991 $ 59,950 $ 51,719 $ 33,824 $ 46,962 NOI of properties not included in same property results 251 (3,717) (7,522) 1,204 (1,292) Same Property NOI $ 60,242 $ 56,233 $ 44,197 $ 35,028 $ 45,670 Reconciliation of Same Property NOI to Same Property Cash Basis NOI: Same Property NOI $ 60,242 $ 56,233 $ 44,197 $ 35,028 $ 45,670 Non-cash straight line rent adjustments included in rental income (256) (159) (860) (709) (1,011) Lease value amortization included in rental income 25 (311) 41 42 57 Non-cash amortization included in property operating expenses (169) (169) (169) (206) (133) Same Property Cash Basis NOI $ 59,842 $ 55,594 $ 43,209 $ 34,155 $ 44,583

Q2 2023 44 Calculation and Reconciliation of EBITDA, EBITDAre and Adjusted EBITDAre (dollars in thousands) For the Three Months Ended For the Six Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 6/30/2023 6/30/2022 Net (loss) income $ (72,571) $ (52,658) $ (65,322) $ (81,492) $ (109,383) $ (125,229) $ 131,040 Interest expense 47,384 47,780 49,341 46,936 55,975 95,164 113,106 Income tax expense (benefit) 221 (31) (135) 13 (640) 190 832 Depreciation and amortization 68,394 64,800 63,353 60,407 58,261 133,194 115,520 EBITDA 43,428 59,891 47,237 25,864 4,213 103,319 360,498 (Gain) loss on sale of properties — (1,233) 202 5,044 686 (1,233) (327,108) Impairment of assets 11,299 5,925 — — — 17,224 — Equity in net (earnings) losses of unconsolidated joint ventures (2,929) 647 2,630 (2,127) (3,204) (2,282) (6,558) Share of EBITDAre from unconsolidated joint ventures 3,730 3,813 3,797 3,730 5,709 7,543 10,941 Adjustments to reflect DHC's share of EBITDAre attributable to an equity method investment — (1,117) (2,350) (1,358) (1,446) (1,117) (3,262) EBITDAre 55,528 67,926 51,516 31,153 5,958 123,454 34,511 General and administrative expense paid in common shares 565 269 281 472 665 834 980 Acquisition and certain other transaction related costs 6,043 93 779 289 609 6,136 1,537 Loss on modification or early extinguishment of debt — 1,075 — — 29,560 1,075 30,043 Gains and losses on equity securities, net — (8,126) 4,276 2,674 10,157 (8,126) 18,710 Adjustments to reflect DHC's share of Adjusted EBITDAre attributable to an equity method investment — 1,455 2,861 1,194 1,026 1,455 1,091 Adjusted EBITDAre $ 62,136 $ 62,692 $ 59,713 $ 35,782 $ 47,975 $ 124,828 $ 86,872 RETURN TO TABLE OF CONTENTS

Q2 2023 45 Calculation and Reconciliation of FFO and Normalized FFO (amounts in thousands, except per share data) RETURN TO TABLE OF CONTENTS For the Three Months Ended For the Six Months Ended 6/30/2023 3/31/2023 12/31/2022 9/30/2022 6/30/2022 6/30/2023 6/30/2022 Net (loss) income $ (72,571) $ (52,658) $ (65,322) $ (81,492) $ (109,383) $ (125,229) $ 131,040 Depreciation and amortization 68,394 64,800 63,353 60,407 58,261 133,194 115,520 (Gain) loss on sale of properties — (1,233) 202 5,044 686 (1,233) (327,108) Impairment of assets 11,299 5,925 — — — 17,224 — Gains and losses on equity securities, net — (8,126) 4,276 2,674 10,157 (8,126) 18,710 Equity in net (earnings) losses of unconsolidated joint ventures (2,929) 647 2,630 (2,127) (3,204) (2,282) (6,558) Share of FFO from unconsolidated joint ventures 1,897 1,999 2,002 2,137 3,704 3,896 7,379 Adjustments to reflect DHC's share of FFO attributable to an equity method investment — (1,586) (2,678) (1,639) (1,466) (1,586) (3,398) FFO 6,090 9,768 4,463 (14,996) (41,245) 15,858 (64,415) Acquisition and certain other transaction related costs 6,043 93 779 289 609 6,136 1,537 Loss on modification or early extinguishment of debt — 1,075 — — 29,560 1,075 30,043 Adjustments to reflect DHC's share of Normalized FFO attributable to an equity method investment — 1,576 2,896 540 681 1,576 539 Normalized FFO $ 12,133 $ 12,512 $ 8,138 $ (14,167) $ (10,395) $ 24,645 $ (32,296) Weighted average common shares outstanding (basic and diluted) 238,682 238,589 238,562 238,344 238,197 238,636 238,173 Per Common Share Data (basic and diluted): Net (loss) income $ (0.30) $ (0.22) $ (0.27) $ (0.34) $ (0.46) $ (0.52) $ 0.55 FFO $ 0.03 $ 0.04 $ 0.02 $ (0.06) $ (0.17) $ 0.07 $ (0.27) Normalized FFO $ 0.05 $ 0.05 $ 0.03 $ (0.06) $ (0.04) $ 0.10 $ (0.14)

Q2 2023 46 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions. These forward- looking statements include, among others, statements about: the recovery of DHC's SHOP segment; the Merger; the combined company's compliance with its financial covenants and access to debt capital; DHC's ability to continue as a going concern; DHC's redevelopment and construction activities and plans; and DHC's disposition activities. Forward-looking statements reflect DHC's current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause DHC's actual results, performance or achievements to differ materially from expected future results, performance or achievements expressed or implied in those forward-looking statements. Some of the risks, uncertainties and other factors that may cause DHC's actual results, performance or achievements to differ materially from those expressed or implied by forward- looking statements include, but are not limited to, the following: the likelihood that DHC will complete the Merger and related transactions, including DHC's and OPI's ability to obtain shareholder approval, consents or approvals required in connection with the Merger, and that DHC will benefit from the Merger; DHC's ability to successfully take actions to address the current substantial doubt as to its ability to continue as a going concern; the impact of increasing or sustained high interest rates, limited labor availability, wage and commodity price inflation, dislocation and volatility in the public equity and debt markets, conditions in the real estate industry generally and in the sectors DHC operates, geopolitical instability and economic downturns or recession on DHC and its managers and other operators and tenants; DHC's senior living operators' abilities to successfully and profitably operate the communities they manage for DHC; the continuing impact of changed market practices that arose or intensified during the COVID-19 pandemic on DHC and its managers and other operators and tenants, such as reduced demand for leased office space and residencies at senior living communities, increased operating costs and labor availability constraints; DHC's ability to comply with the financial covenants under its debt agreements; the financial strength of DHC's managers and other operators and tenants; whether the aging U.S. population and increasing life spans of seniors will increase the demand for senior living communities and other medical and healthcare related properties and healthcare services; whether tenants will renew or extend their leases or that DHC will obtain replacement tenants on terms as favorable to DHC as its prior leases; DHC's ability to successfully recycle and deploy capital; the likelihood that DHC's tenants and residents will pay rent or be negatively impacted by cyclical economic conditions; DHC's ability to pay distributions to its shareholders and to maintain or increase the amount of such distributions; DHC's ability to increase or maintain occupancy at its properties on terms desirable to DHC; DHC's managers' abilities to increase or maintain rates charged to residents of DHC's senior living communities and manage operating costs for those communities; DHC's ability to increase rents when its leases expire or renew; risk and uncertainties regarding the costs and timing of development, redevelopment and repositioning activities, including as a result of inflation, cost overruns, labor shortages, construction delays or inability to obtain necessary permits; DHC's ability to manage its capital expenditures and other operating costs effectively and to maintain and enhance its properties and their appeal to tenants and residents; costs DHC incurs and concessions it grants to lease properties; DHC's ability to sell properties at prices it targets; DHC's ability to effectively raise and balance its use of debt and equity capital; DHC's ability to make required payments on its debt; DHC's ability to maintain sufficient liquidity and otherwise manage leverage; DHC's credit ratings; DHC's ability to sell additional equity interests in, or contribute additional properties to, its existing joint ventures, or enter into additional, real estate joint ventures or to attract co-venturers and benefit from DHC's existing joint ventures or any real estate joint ventures it may enter into; DHC's ability to acquire properties that realize its targeted returns; the ability of RMR to successfully manage DHC; DHC’s qualification for taxation as a REIT; changes in federal or state tax laws; competition in the real estate industry, particularly in those markets in which DHC’s properties are located; government regulations affecting Medicare and Medicaid rate reimbursement rates and operational requirements; compliance with, and changes to, federal, state and local laws and regulations, accounting rules, tax laws and similar matters; exposure to litigation and regulatory and government proceedings due to the nature of the senior living and other health and wellness related service businesses; actual and potential conflicts of interest with DHC's related parties, including DHC’s Managing Trustees, RMR, ABP Trust, AlerisLife and others affiliated with them; limitations imposed by and DHC’s ability to satisfy complex rules to maintain DHC’s qualification for taxation as a REIT for U.S. federal income tax purposes; acts of terrorism, outbreaks or continuation of pandemics, including the COVID-19 pandemic, or other public health safety events or conditions, war or other hostilities, material or prolonged disruption to supply chains, climate change or other manmade or natural disasters beyond DHC’s control; DHC’s ability to comply with Nasdaq listing standards and maintain the listing of its common shares on Nasdaq; and other matters. Warning Concerning Forward-Looking Statements and Other Important Information RETURN TO TABLE OF CONTENTS

Q2 2023 47 These risks, uncertainties and other factors are not exhaustive and should be read in conjunction with other cautionary statements that are included in DHC's periodic filings. The information contained in DHC's filings with the SEC, including under the caption “Risk Factors” in its periodic reports, or incorporated therein, identifies important factors that could cause differences from the forward-looking statements in this presentation. DHC's filings with the SEC are available on its website at www.sec.gov. You should not place undue reliance upon DHC's forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise. Important Additional Information About the Merger This earnings presentation may be deemed to be solicitation material in respect of the proposed Merger between DHC and OPI. In connection with the proposed Merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors/ or by contacting the DHC Investor Relations department at 1-617-796-8234. In addition to the registration statement and the joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. No Offer or Solicitation This earnings presentation is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and RMR, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC's and OPI's shareholders in connection with the Merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC's trustees and executive officers is also included in the proxy statement for DHC's 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI's trustees and executive officers is also included in the proxy statement for OPI's 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above. Warning Concerning Forward-Looking Statements and Other Important Information (continued) RETURN TO TABLE OF CONTENTS